Exhibit 99.1

Swvl Announces Update Regarding Strategic Review Process

Dubai, United Arab Emirates – March 31, 2023 – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced an update to the previously disclosed strategic review process to explore and evaluate potential strategic alternatives that may be available to the Company.

The special committee comprised of independent directors of the Company’s Board of Directors has received indications of interest for potential strategic alternatives which are under evaluation. The Company has not set a timetable for completion of the review process and does not intend to comment further with respect to the strategic review process unless and until it determines that additional disclosure is appropriate in the circumstances and in accordance with applicable securities laws. While the Company intends to evaluate all options fairly to maximize value for shareholders and other stakeholders, there can be no assurance that the strategic review process will result in any transaction, or if a transaction is undertaken, as to its terms or timing.

In addition, continued uncertainty in the global economic environment and volatility in capital markets have impacted Swvl’s ability to generate cash from operating activities, fund working capital and service its commitments. Accordingly, due to the Company’s currently available resources required to prepare the Company’s audited financial statements and annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”), the Company will not be able to file its 2022 Form 20-F by April 30, 2023. The Company intends to file its 2022 Form 20-F as soon as reasonably practicable upon completion of the audit of its 2022 financial statements by the Company’s independent registered public accounting firm, Grant Thornton Audit and Accounting Limited (Dubai Branch).

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and access to high-quality private buses and vans.

For additional information about Swvl, please visit www.swvl.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. For example, Swvl is using forward-looking statement in this press release when it discusses potential strategic alternatives and the evaluation thereof, the continuing uncertainty in the global economic environment and volatility in capital markets and the Company’s intention to file its 2022 Form 20-F as soon as reasonably practicable upon completion of the audit of its 2022 financial statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC's website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor.relations@swvl.com